UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: October 5, 2022

WELIVV, INC.

(dba Applaudable, dba Moro)

Commission File Number: 024-11620

Delaware	81-2513851
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

228 Park Ave S PMB 44415

New York, New York 10003-1502

(646) 517-4336

Title of each class of securities issued pursuant to Regulation A: Class B Non-Voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 4. Change in Issuer’s Certifying Accountant.

Resignation of Issuer’s Independent Accountant

On September 30, 2022, WeLivv, Inc.’s (the “Company”) independent registered public accountant, Barton CPA, terminated its relationship with the Company effective immediately. Barton CPA was first engaged on May 2, 2022 to perform the audit of the Company’s financial statements for the year ended December 31, 2021. More recently, the Company also requested that it prepare interim unaudited financial statements, primarily for reporting obligations pursuant to the Company’s Regulation A and Regulation CF Offerings.

Through the date of this Current Report, there were (i) no disagreements between the Company and Barton CPA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures which, if not resolved to Barton CPA’s satisfaction, would have caused it to make reference to the subject matter of the disagreement in connection with its report, and (ii) there were no “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K. However, in the course of the preparation of the interim unaudited financial statements for the period January 1, 2022 through June 30, 2022, management identified several issues related to Barton CPA’s preparation of the financial statements, prior to their issuance. In response to management’s concerns, Barton CPA disassociated itself from those financial statements and subsequently terminated its relationship with the Company citing the timeliness of management’s cooperation as required to prepare those statements within the requested timeline. As a result, the Company currently lacks an independent accountant and has not been able to finalize its interim financial statements, which has led to a delay in its ability to file timely its Form 1-SA. The Company anticipates engaging a new independent accountant shortly, at which point it will finalize and issue its financial statements for the period January 1, 2022 through June 30, 2022 as expeditiously as possible, and subsequently file its Form 1-SA for the corresponding period.

Item 7. Departure of Certain Officers.

Resignation of Issuer’s Finance Consultant

On October 3, 2022 and effective October 9, 2022, Jason McClain, who was an independent contractor to the Company, resigned citing his workload. Mr. McClain was engaged as a consultant to perform certain functions related to the finances of the Company, such as financial planning, reporting, and record keeping. Mr. McClain was not an officer of the Company and throughout Mr. McClain’s engagement, the Company’s Chief Executive Officer, Andrew Christodoulides, remained the principal financial and accounting officer of the Company. Until such time that the Company identifies and retains an individual to assume these responsibilities, if ever, Mr. Christodoulides will perform these duties.

Item 9. Other Events.

Mailing Address & Principal Place of Business

The Company has changed its mailing address, which we also consider to be our principal place of business, to: WeLivv, Inc. (d/b/a Applaudable, Moro), 228 Park Ave S PMB 44415, New York, New York 10003-1502. Its new telephone number is 646-517-4336.

Although the Company’s mailing address is in New York, the Company does not maintain a physical office and its personnel work virtually, including overseas.

Company Trademarks

On August 23, 2022, the Company submitted a petition to revive its trademark application before the U.S. Patent & Trademark Office (“USPTO”) for the mark “Moro.” The USPTO deemed the application abandoned, as a contractor hired by the Company failed to file timely the required statement of use or extension request. The USPTO subsequently granted that petition and the application is currently pending before an examining attorney. Although the application identified the Company’s CEO Andrew Christodoulides as the owner of the mark, Mr. Christodoulides has agreed to assign the mark to the Company for nominal consideration if and when the applications is granted.

On September 12, 2022, the Company submitted an application to register the mark “Applaudable” with the USPTO and that application is currently pending.

Company Patents

On September 29, 2022, the Company submitted an application for a provisional utility patent for “Systems & Methods for Profile Discovery and Networking” with the USPTO and that application is currently pending. The subject of the patent relates to proprietary technology that allows users to identify product attributes and refine search results within a photograph.

CrowdSAFE Conversion

The Amended Offering Circular states that the Company intended to convert its outstanding CrowdSAFEs upon the Company raising at least $1,000,000 from its Regulation A Offering (the “Offering”).

The terms of the CrowdSAFE gives the Company absolute discretion as to whether to convert the CrowdSAFE at what is termed the First Equity Financing, which is defined in the CrowdSAFE as the first subsequent equity financing that results in proceeds of $1,000,000 or more. While the Offering has satisfied this threshold, the Company through its Board of Directors has chosen not to convert the CrowdSAFE at this time on the basis of this Offering. The Company may instead elect to convert the CrowdSAFE at its next equity financing of $1,000,000 or more, though it has no obligation to do so – in which case, the CrowdSAFE will remain outstanding until the next qualified financing or a liquidity event. Regardless of when the CrowdSAFE is converted, the Conversion Price of the CrowdSAFE is fixed at $6.65 per share, the price of the Class B Non-Voting Common stock offered through our Offering.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeLivv, Inc.
a Delaware corporation

by:	/s/ Andrew Christodoulides
Name:	Andrew Christodoulides
Its:	Chief Executive Officer
Date:	October 5, 2022

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